FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

March 6, 2026.

Item 3 News Release

The press release attached as Schedule "A" was released on March 6, 2026 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 6, 2026.

Schedule "A"

HIVE Provides Results from Shareholder Meeting

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - March 6, 2026) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (BVC: HIVECO) (referred to as the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure, is pleased to announce that all resolutions considered at its 2025 annual general and special meeting of shareholders held on March 5, 2026 (the "Meeting") were approved by its shareholders.

Shareholders Approve Resolutions

The resolutions approved by the shareholders present in person or represented by proxy at the Meeting were:

  All director nominees were duly re-elected to the Board. Accordingly, HIVE's Board remains comprised of Frank Holmes, Susan McGee, Marcus New and Dave Perrill. Each director will serve until HIVE's next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office.

  Davidson & Company LLP was re-appointed as independent, external auditor of HIVE for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

  The Company's amended incentive stock option plan was re-approved.

  The Company's amended restricted share unit plan was re-approved.

  The amendment of the Company's Articles to change the required quorum at a meeting of Shareholders to two (2) persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33 1⁄3% of the issued common shares entitled to be voted at the meeting.

The resolutions voted on at the meeting are described in more detail in HIVE's Management Information Circular, dated January 16, 2026, which was mailed to shareholders and is available on the Company's SEDAR+ profile at www.sedarplus.ca.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-I and Tier-III data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by hashrate services and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast

Marketing and Communications VP

Frank Holmes

Executive Chairman

HIVE Digital Technologies Ltd.

Aydin Kilic

President & CEO

HIVE Digital Technologies Ltd

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the results of the Company's annual general and special meeting of shareholders, business goals and objectives of the Company and other forward-looking information concerning the intentions, plans and future actions of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the risks set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/286457